SECU

20009261

AN

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-067726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUDSON PARTNERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SIX LANDMARK SQUARE, 3RD FLOOR
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EARL V HEDIN (203) 569-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAs
(Name – *if individual, state last, first, middle name*)

76 N. WALNUT ST (Address) RIDGEWOOD (City) N.J. (State) 07450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 25 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, EARL V HEDIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON PARTNERS SECURITIES LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALINA S. ANDERSEN
NOTARY PUBLIC
FAIRFIELD COUNTY
MY COMMISSION EXPIRES DEC. 31, 2022

Signature

EARL V. HEDIN FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Partners Securities LLC

Report on Audit of Statement of Financial Condition
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2019

Hudson Partners Securities LLC

Contents
December 31, 2019

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Hudson Partners Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hudson Partners Securities LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDG-CPAs

We have served as Hudson Partners Securities LLC's auditor since 2014.

BDG-CPAs, PC
Ridgewood, New Jersey
February 7, 2020

Hudson Partners Securities LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	13,793
Accounts receivable		487
Prepaid expenses		7,595
Total assets	$	21,875

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	4,623
Member's equity		17,252
Total liabilities and member's equity	$	21,875

See accompanying notes to financial statement.

1. Organization and Business

Hudson Partners Securities LLC (the "Company"), a Connecticut limited liability company, was formed on April 23, 2007 and commenced operations on March 12, 2008. The Company is a wholly owned subsidiary of Hudson Partners Group LLC (the "Parent Company"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of Connecticut. In addition, the Company is registered in several other states.

2. Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Accounts Receivable and Other Receivables

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Company's sole member.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent Company files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Parent Company is subject to examination by federal, state and local jurisdictions, where applicable. The earliest tax year that is subject to examination under the statute of limitations is 2016 for state and federal jurisdictions. As of December 31, 2019, the Parent Company did not have any unrecognized tax liabilities.

3. Related Party Transactions

The Company has entered into a fee/expense sharing agreement with the Parent Company, under which the Company does not pay directly for any compensation, rent, accounting, travel or general office expenses. In exchange for paying these expenses, the Parent Company receives a monthly fee of $1,000 plus 90% of the gross revenues less amounts paid to other broker dealers or registered representatives directly by the Company. The Parent Company and other broker dealers are only paid when the fees associated with them are actually received by the Company. At December 31, 2019, accounts payable and accrued expenses on the statement of financial condition includes a Parent Company fee sharing accrual of $3,208.

4. Concentration of Credit Risk

The Company's cash and cash equivalent balances, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $9,170, which was $4,170 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.5 to 1.

6. Subsequent Events

The Company's management has evaluated the period from January 1, 2020 to February 7, 2020, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. No material subsequent events were identified.

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February 20, 2020

Via Priority US Mail

SEC
Mail Processing
Section
FEB 25 2020
Washington DC
413

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, D. C. 20549

RE: Hudson Partners Securities LLC
(SEC # 8-67726) (FINRA #145425)
2019 Audited Financial Statements

Dear Sir or Madam:

On behalf of Hudson Partners Securities, enclosed please find two (2) original Audited Financial Statements, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Hudson Partners Securities LLC for the year ending 2019. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact Hudson Partners Securities directly.

Sincerely,

Darlean Newman

Darlean D Newman
President

cc: **Earl V. Hedin** **Via Email: ehedin@hudson-llc.com**
Registered Principal & FINOP

644 Red Fox Road, Wise River, MT 59762-9641
PHONE 713-857-3075 | EMAIL Darlean@RegistrationSolutionsInc.com